EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Three Months Ended April 2, 2011
Fixed charges:
Interest expense*	$62
Estimated interest portion of rents	8
Total fixed charges	$70

Income:
Income from continuing operations before income taxes	$46
Fixed charges	70
Adjusted income	$116

Ratio of income to fixed charges	1.66

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.